Exhibit 10.3

Champion Enterprises, Inc. 2701 Cambridge Court, Suite 300 Auburn Hills, Michigan 48326

August 27, 2003

Mr. Walter R. Young
2701 Cambridge Court, Suite 300
Auburn Hills, Michigan 48326

     Re: Resignation, Release, and Settlement Agreement

Dear Mr. Young:

     This letter will serve as a resignation, release, and settlement agreement (the “Agreement”) between you and Champion Enterprises, Inc., a Michigan corporation (together with its successors and assigns, the “Company”).

     This letter discusses several dates. Two of those dates come up frequently. They are June 30, 2003, the date of termination of your employment with the Company (the “Termination Date”), and August 27, 2003, the date of this Agreement (the “Agreement Date”).

     In consideration of the covenants undertaken and the releases contained in this Agreement, you and the Company agree as follows.

1.	Resignation. Effective on the Agreement Date and to the extent that your tenure in any such positions has not already terminated, you resign all positions you hold with the Company and every subsidiary or affiliate of the Company, including, without limitation, the office of director of the Company. You will sign individual resignations as the Company may reasonably deem necessary to document your resignation in the books and records of the Company and its subsidiaries and affiliates.

2.	Termination of Employment Agreement. The employment agreement in letter form dated April 27, 1990, as amended by subsequent letters dated May 7, 1990 and August 31, 1995 (the “Employment Agreement”) is terminated as of the Termination Date.

3.	Return of Company Records. To the extent you have not already done so, you will, by August 30, 2003, deliver to the Company all records, data and memoranda of every kind and character relating to the Company and its affiliates, including all copies thereof, that are in your possession or control. Such records, data, and memoranda include, without limitation, lists of customers, prices, costs, suppliers, engineering plans and similar confidential and proprietary materials or information.

4.	Confidentiality; Non-Competition.

(a)	Confidentiality.

(i)	Confidential Information Defined. “Confidential Information” means any and all nonpublic information and documentation relating to the Company and its Subsidiaries (where “Subsidiaries” has the meaning ascribed to that term by Section 424(f) of the Internal Revenue Code of 1986, as amended), including, but not limited to, information relating to operations, services, trade secrets, dealer, distributor, and customer lists, promotion and pricing practices, operational methods, market plans, studies, and forecasts, product development plans, acquisition plans, design and design projects, inventions and research projects, compensation information, procurement and sales activities and procedures, the existence or substance of any agreements between the Company (or any Subsidiary) and any third party, and any and all other information and documentation relating to the plans and operations of the Company or its Subsidiaries.

(ii)	Confidentiality. Except with the prior written consent of the Company, you have not since the Termination Date disclosed, published, or in any other manner revealed (other than in connection with your services as a director of the Company), and you will not at any time hereafter disclose, publish or in any other manner reveal, to any third party any Confidential Information relating to the business or assets of the Company or its Subsidiaries or make use of any Confidential Information for your own purposes, or for the benefit of any person or entity other than the Company and its Subsidiaries. Anything herein to the contrary notwithstanding, the provisions of this paragraph shall not apply (A) when disclosure is required by law, (B) with respect to litigation, arbitration or mediation involving this Agreement or any other agreement between you and the Company, including, but not limited to, the enforcement of such agreements, (C) with respect to any cooperation provided by you pursuant to Section 16 hereof or (D) as to Confidential Information that becomes generally known to the public or within the industry other than due to your violation of this paragraph.

(b)	Non-Competition.

(i)	Prohibitions. Since the Termination Date you have not and for all time periods hereafter until July 1, 2005 you will not:

(A)	directly or indirectly (other than on behalf of the Company), as owner, partner, joint venturer, employee, broker, agent, principal, trustee, corporate officer, licensor, consultant, or in any capacity whatsoever, engage in, become financially interested in, or have any connection with, any business located in the United States or Canada engaged in the production, sales, financing, insuring, or marketing of manufactured homes or the development of manufactured housing parks; provided that it shall not be a breach of this provision for you to own not more than two percent (2%) of any private or public entity;

(B)	supply any competing products or provide any competing services to any customer with whom the Company or its Subsidiaries have done any business during your employment with the Company; and

(C)	directly or indirectly, induce any employee of the Company or its affiliates to engage in any activity prohibited to you by this Section 4, or directly induce any such employee to terminate their employment with the Company or its affiliates.

(ii)	Acknowledgement and Enforcement.

(A)	You acknowledge that the business of the Company and its Subsidiaries is highly competitive.

(B)	If any one or more of the terms contained in this Section 4 is for any reason held to be excessively broad with regard to time, duration, geographic scope, or activity, that term shall be construed in a manner to enable it to be enforced to the maximum extent compatible with applicable law, provided, that in no event shall such time, duration, geographic scope or activity be broader than as originally set forth in this Section 4.

(c)	The confidentiality (and requirement to return Company records), non-competition, non-solicitation, non-disparagement and cooperation covenants in Section 3, this Section 4 and in Sections 13, 16 and 17 hereof replace in their entirety any other confidentiality (and requirement to return Company records), non-competition, non-solicitation, non-disparagement or cooperation covenants contained in any other Company plan, policy, program, arrangement or other agreement, including, but not limited to, any stock option agreement

5.	Compensation and Other Benefits. The Company will provide to you the following things.

(a)	Salary. Your salary (but not incentive compensation or benefits) for what would have been the remaining term of the Employment Agreement. In particular, this includes the following amounts (less withholding for applicable employment and payroll taxes) for the following periods.

(i)	Your salary and other amounts due through the Termination Date.

(ii)	One year’s salary ($550,000.00) paid in lump sum by August 29, 2003. This amount is attributable to the period beginning July 1, 2003 and ending June 30, 2004.

(iii)	The remainder of the salary according to the timing of salary payments for other officers of the Company. Such payments will apply for the following dates and will be calculated according to the following salary amounts.

(A)	July 1, 2003 through June 30, 2004 – No payment due.

(B)	July 1, 2004 through December 31, 2004 – Salary at the rate of $550,000 per year according to the timing for payroll payment then in effect for officers of the Company.

(C)	January 1, 2005 through December 31, 2005 – Salary at the rate of $600,000 per year according to the timing for payroll payment then in effect for officers of the Company.

(D)	January 1, 2006 through April 30, 2006 – Salary at the rate of $600,000 per year according to the timing for payroll payment then in effect for officers of the Company.

(iv)	The Company waives any right to reduction in the payments due under this Section 5(a) on account of any compensation you earn from another source.

(b)	Health and Dental Insurance. The Company will provide to you and to your spouse healthcare and dental coverage that is substantially similar to the coverage the Company from time to time provides to its executive officers, it being understood that such coverage for executive officers may change from time to time. Without limiting this obligation, the Company may elect to provide part or all of this coverage for applicable periods by paying your premiums for benefits under the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”), and you will facilitate this method of providing that portion of your benefits by making the appropriate elections under COBRA if the Company requests that you do so. The Company will provide such healthcare and dental coverage to you and to your spouse until the earlier to occur of your 65th birthday or the date upon which you first become eligible for substantially similar or better coverage in connection with an employment or similar relationship with another organization. You will timely notify the Company of your eligibility for such coverage so that the Company may cease providing coverage under this Agreement. If the coverage for which you become eligible is substantially similar to, or better than, the benefits provided for in this Agreement with regard to part, but not all, of such benefits, the Company may elect to continue benefits under this Agreement only to the extent that the benefits for which you become eligible are not substantially similar to, or better than, the benefits under this Agreement.

(c)	Options. Except as specifically stated in this Agreement, your options continue to be governed by the specific option agreements and the plan under which each option is granted.

(i)	Exercise.

(A)	Generally. You may exercise all or a part of your options according to the terms of the option grants and the plans under which such options were granted.

(B)	Options Granted January 2001. With regard to the 600,000 options granted in the Stock Option Agreement between you and the Company dated January 2, 2001 (the “January 2001 Option Agreement”), and no other options, all such options shall vest immediately as of the Agreement Date and you may exercise such options at any time on or before January 2, 2008, notwithstanding any vesting requirements or exercise limitations set forth in the January 2001 Option Agreement or in the 1995 Stock Option and Incentive Plan, as amended, or any successor thereto.

(ii)	Cash-Out. As an alternative to exercise under Section 5(c)(i)(B) above, you may cash out any options granted under the January 2001 Option Agreement until September 28, 2003, in which case the Company will pay to you in cash for each option the amount by which the market value of the Company’s common stock exceeds the option price on the date you elect to cash out.

(d)	Deferrals under Corporate Officer Stock Purchase Plan. You have deferred portions of your compensation under the Company’s Corporate Officer Stock Purchase Plan. You will receive your Vested Account Balance in shares of stock in accordance with the plan and your election of July 30, 2003.

(e)	Performance Shares. The measurements described in the performance share award presently in effect have not been met and you are due no payment or other benefit in connection with performance shares.

(f)	Deferred Compensation Plan (Fidelity). You have previously received all payments and other benefits to which you are entitled under the Company’s Deferred Compensation Plan and you are due no other payment or other benefit thereunder.

6.	Denial of Violation. The Company and you expressly deny any violation by it or you of any of the Company’s policies, procedures, state, or federal laws or regulations. Accordingly, while this Agreement resolves all issues between you and the Company relating to any alleged violation by the Company or you of the Company’s policies or procedures or any state or federal law or regulation, this Agreement does not constitute an adjudication or finding on the merits and it is not, and shall not be construed as, an admission by the Company or you, as the case may be, of any violation of the Company’s policies or procedures, or state or federal laws or regulations.

7.	Settlement in Compromise. It is expressly understood by the parties that this Agreement is a compromise and settlement of doubtful and disputed claims and that payment or provision by the Company of the amounts or items hereunder is not, nor is it to be construed as, an admission of liability or wrongdoing on the part of the Company. Similarly, your entering into this Agreement is not, nor is it to be construed as, an admission of liability or wrongdoing on your part.

8.	Releases. Except for the provisions of this Agreement, which are not affected by any releases, each of the parties releases the other party as follows.

(a)	Your Release of the Company. You (for yourself and your family, heirs, executors, administrators, personal representatives, legal representatives, agents, successors and assigns) hereby forever and fully release, acquit, and discharge the Company (and its subsidiaries, and affiliates, and their officers, directors, agents, employees, attorneys, successors and assigns, each a “Company Releasee”) of and from any and all claims, causes of action, agreements, or any other liability of any nature whatsoever, whether known or unknown, foreseen or unforeseen, arising out of any matter or event occurring on or prior to the Agreement Date, including, but not limited to, the terms of your Employment Agreement, wrongful discharge, negligent or intentional infliction of emotional distress, defamation, age discrimination, or any other form of discrimination, breach of contract, claims for unused vacation pay, or claims for any other employee benefit, and any and all other claims of any nature arising out of or in any way relating to your employment with the Company or the termination of your employment or of your employment agreement, including any and all claims under any federal, state, or local laws, regulations, rules or ordinances, including, but not limited to, any claims under the Age Discrimination in Employment Act of 1967, as amended, Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Family and Medical Leave Act, the Elliott-Larsen Civil Rights Act, the Michigan Whistle Blower’s Act, the Michigan Persons with Disabilities Civil Rights Act, or the Employee Retirement Income Security Act of 1974, as amended. Anything to the contrary notwithstanding in this Agreement, nothing herein shall release any Company Releasee from any claims or damages based on (i) any right or claim that arises after the Agreement Date, (ii) any right you may have under this Agreement, (iii) your eligibility for indemnification in accordance with applicable laws or the articles of incorporation or by-laws of the Company, or under any applicable insurance policy with respect to any liability you incur or have incurred as a director, officer, employee or agent of the Company or any affiliate, or (iv) any right you may have to obtain contribution as permitted by law in the event of entry of judgment against you as a result of any act or failure to act for which you and the Company are jointly liable.

(b)	The Company’s Release of You. The Company, on behalf of itself and any other Company Releasee hereby forever and fully releases, acquits, and discharges you

(and your family, heirs, executors, administrators, personal representatives, legal representatives, successors and assigns) (each an “Executive Releasee”) of and from any and all claims, causes of action, agreements, or any other liability of any nature whatsoever, whether known or unknown, foreseen or unforeseen, arising out of any matter or event occurring on or prior to the Agreement Date, including, but not limited to, the terms of your Employment Agreement and any and all other claims of any nature arising out of or in any way relating to your employment with the Company or the termination of your employment or of your employment agreement, including any and all claims under any federal, state, or local laws, regulations, rules or ordinances. Anything to the contrary notwithstanding in this Agreement, nothing herein shall release any Executive Releasee from any claims or damages based on (i) any right or claim that arises after the Agreement Date, (ii) any right the Company may have under this Agreement, or (iii) any right the Company may have to obtain contribution as permitted by law in the event of entry of judgment against the Company as a result of any act or failure to act for which you and the Company are jointly liable.

9.	Unknown Damages or Injuries. You and the Company expressly understand and agree that, except as specifically stated otherwise in this Agreement, this is a full and final general release of all matters whatsoever and that this general release is intended to, and does, embrace not only all known and anticipated damages and injury, but also all unknown and unanticipated damages, injuries or complications that may later develop or be discovered, including all effects and consequences thereof, relating to any claim released herein by you or the Company, as the case may be.

10.	No Effect on 401(k) Plan. This Agreement will not affect your rights under the terms of the Company’s 401(k) plan (if any). The terms of the 401(k) Plan will remain effective as to you during the existence of such plan.

11.	Lawsuit Forever Barred. It is the intention of the parties, and you understand, that this Agreement will forever and for all time bar any action, claim or administrative proceeding whatsoever that arose or that might arise in the future from any acts, omissions, agreements or other occurrences on or prior to the Agreement Date that relate to the claims released by the parties herein, and that no lawsuit ever will be asserted against any person or entity hereby released for any injury or damage, whether known or unknown, sustained or to be sustained, with respect to any claim released herein.

12.	Advice of Counsel. You acknowledge that the Company has advised you to seek the assistance of qualified legal counsel to advise you regarding this Agreement.

13.	Confidentiality of the Terms of this Agreement. Unless and until the Company publicly discloses this Agreement, you agree that the terms and conditions of this Agreement constitute Confidential Information and will remain confidential as between the parties and you will not disclose them to any other person except your immediate family, your accountants or financial advisors, your attorneys, or to any prospective employer (but only to the extent necessary to inform such employer concerning any restrictions, or lack thereof, on your ability to perform services for such employer) or as required by law.

Without limiting the generality of the foregoing, unless required by law, you will not respond to, or in any way participate in or contribute to, any public discussion or other publicity concerning the execution of this Agreement or the negotiations regarding its execution. In all events, you shall be entitled to disclose the terms and conditions of this Agreement in the manner provided in
Section 4(a)(ii)(A)-(D) hereof.

14.	Governing Law. This Agreement shall be interpreted in accordance with the laws of the State of Michigan without regard for its conflict of law rules.

15.	Severability. If any of this Agreement or the application thereof is held invalid by a court of competent jurisdiction or an arbitrator, the invalidity shall not affect other provisions or applications of the Agreement which can be given effect without such invalid provisions or applications and to this end the provisions of this Agreement are declared to be severable.

16.	Cooperation and Additional Documentation.

(a)	If the Company reasonably requires your assistance in connection with any litigation or other matter of which you have knowledge on account of your employment with the Company, you will, subject to your other personal and business commitments, make all reasonable efforts to render reasonable assistance to the Company by providing information, meeting with counsel and other professionals, being available to be deposed and to testify, and as otherwise reasonably necessary. The Company agrees to reimburse you for reasonable expenses (including travel and meals) necessarily incurred by you in providing any such assistance and you and the Company will negotiate in good faith to establish your compensation for such services.

(b)	The parties agree to cooperate fully and to execute any and all supplementary documents and to take all additional actions that:

(i)	Are necessary or appropriate to give full force and effect to the terms and intent of this Agreement; and

(ii)	Are not inconsistent with the terms of this Agreement.

17.	Non-Disparagement. Neither you nor any representative of the Company will make or publish, or cause to be made or published, any disparaging, defamatory, libelous, slanderous, or disruptive statements about the other and/or, in the case of the Company, its officers, directors, and/or products or services, or intentionally interfere with the contracts or business relationships of the other. A breach of this provision may constitute irreparable harm to the non-breaching party, and any party aggrieved by a breach may bring an action for appropriate injunctive relief to prohibit any further breach, as well as for all other available legal and equitable remedies. Notwithstanding the foregoing, nothing in this Section 17 shall prevent any party from (a) making a truthful statement to respond publicly to incorrect, disparaging or derogatory public statements made by the other party to the extent reasonably necessary to correct or refute such public statement or (b) making any truthful statement to the extent (i) necessary with respect to any litigation, arbitration or mediation involving this Agreement or any stock option agreement, including, but not limited to, the enforcement of such agreements, (ii) required by law, or (iii) necessary with respect to any cooperation provided by you pursuant to Section 16 hereof. The Company acknowledges that your engagement in the activities described in Section 4(b)(i) after July 1, 2005 would not constitute a breach of this Section 17.

18.	Remedies. The parties acknowledge and agree that the injury from the breach of the confidentiality and non-competition provisions of this Agreement will be incalculable and irremediable and that it will be extremely difficult, if not impossible, to accurately measure the damage from any such breach. Accordingly, the parties agree that upon any breach of such provisions of this Agreement, remedies at law may be inadequate. The parties further agree that the nonbreaching party shall be entitled, in addition to any other rights or remedies available to it, as a matter of right, to obtain equitable and legal relief. Anything herein to the contrary notwithstanding, the Company’s obligation to make any payment or provide any benefit or entitlement pursuant hereto shall not be affected by any claim that the Company or any affiliate may have against you, unless and until the following occurs: the Company’s Board of Directors makes a good faith determination that you materially breached this Agreement resulting in demonstrable harm to the Company and provides you with written notice describing the alleged breach and a period of 15 days to cure, and if you fail to cure, the Company files a lawsuit against you alleging such breach and harm (provided such suit is not dismissed and proceeds to trial).

19.	No Waiver. No failure by a party to exercise any right, power or remedy hereunder or under applicable law shall affect such right, power or remedy, nor shall any single or partial exercise thereof preclude any further exercise thereof or the exercise of any other right, power or remedy hereunder or under applicable law. The rights and remedies of the parties are cumulative to all rights and remedies under applicable law.

20.	Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, heirs (in the case of you) and assigns. No rights or obligations of the Company under this Agreement may be assigned or transferred by the Company without you prior written consent, except that such rights or obligations may be assigned or transferred pursuant to a merger or consolidation in which the Company is not the continuing entity, or a sale, liquidation or other disposition of all or substantially all of the assets of the Company, provided that the assignee or transferee is the successor to all or substantially all of the assets of the Company and assumes the liabilities, obligations and duties of the Company under this Agreement, either contractually or as a matter of law. Your rights or obligations under this Agreement may not be assigned or transferred by you, without the Company’s prior written consent, other than your rights to compensation and benefits, which may be transferred only by will, operation of law or as provided in this Section 20 or in an applicable plan, program, grant or agreement of the Company. In the event of your death or a judicial determination of your incompetence, references in this Agreement to you shall be deemed to refer, where appropriate, to your surviving spouse, legal representative or, where appropriate, to your beneficiary or beneficiaries.

21.	Representations and Warranties.

(a)	The Company represents and warrants that (i) the execution, delivery and performance of this Agreement by the Company has been fully and validly authorized by all necessary corporate action (including any action required by the board of directors of the Company (the “Board”) or any committee of the Board, including the committee administering the 1995 Stock Option and Incentive Plan, as amended), (ii) the officer signing this Agreement on behalf of the Company is duly authorized to do so, (iii) the execution, delivery and performance of this Agreement does not violate any applicable law, regulation, order, judgment or decree or any agreement, plan or corporate governance document to which the Company is a party or by which it is bound and (iv) upon execution and delivery of this Agreement by the parties, it shall be a valid and binding obligation of the Company enforceable against it in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally.

(b)	You represent and warrant that (i) your execution, delivery and performance of this Agreement does not violate any applicable law, regulation, order, judgment or decree or any agreement, plan or document to which the you are a party or by which you are bound and (ii) upon execution and delivery of this Agreement by the parties, it shall be a valid and binding obligation of yours enforceable against you in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally.

22.	Notices. Any notice, request or other communication given in connection with this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered to the recipient or (b) provided that a written acknowledgement of receipt is obtained, three days after being sent by prepaid certified or registered mail, or two days after being sent by a nationally recognized overnight courier, to the address specified in this Section 22 (or such other address as the recipient shall have specified by ten (10) days’ advance written notice given in accordance with this Section 22). Such communication shall be addressed to you at your home address and to the Company at its corporate headquarters (unless such address is changed in accordance with this Section 22).

23.	Indemnification; D&O Liability Insurance. The Company agrees to continue and maintain a directors’ and officers’ liability policy or policies covering you at a level, and on terms and conditions, no less favorable to you than the coverage the Company provides its current directors and/or senior executives until such time as suits against you are no longer permitted by law. Nothing in this Agreement shall be construed as reducing or waiving any right to indemnification, or advancement of expenses, you would otherwise have under the Company’s articles of incorporation or by-laws or under applicable law.

24.	Entire Agreement.

(a)	The following items constitute and contain the entire agreement and understanding between the parties concerning their subject matter.

(i)	This instrument;

(ii)	The January 2001 Option Agreement (as modified herein);

(iii)	The Stock Option Agreement between the Company and you dated September 4 2001 (as modified herein);

(iv)	Such other option agreements as govern any options you now hold (as modified herein);

(v)	The Champion Enterprises, Inc. 1995 Stock Option and Incentive Plan as amended and restated (or any successor plan), to the extent that it applies to any awards or grants in your favor under the plan;

(vi)	The Company’s Corporate Officer Stock Purchase Plan, to the extent that it applies to any awards or grants in your favor under the plan or to your participation in the plan; and

(vii)	Such other benefit plans of the Company that apply to any awards or grants in your favor under the plans or to your participation in the plans.

(b)	This Agreement, including the items in Section 20(a) above, supersedes and replaces all prior negotiations and agreements between the parties with regard to the subject matter of such items, proposed or otherwise, whether written or oral. This is an integrated document.

(c)	Any amendment or modification to this Agreement must be in writing and signed you and the Company. Any waiver of any provision of this Agreement to be effective must be in writing specifically referring to the provision being so waived and signed by the party against whom enforcement is sought. No waiver of any provision of this Agreement shall be effective as to any other provision of this Agreement except to the extent specifically provided in an effective written waiver.

(d)	This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Signatures delivered by facsimile shall be effective for all purposes.

[Signatures appear on the next page]

Signature Page to

Resignation, Release, and Settlement Agreement

Sincerely,
and to evidence the Company’s agreement,

Champion Enterprises, Inc.

By:	/s/ JOHN J. COLLINS

(Signature)

/s/ JOHN J. COLLINS

(Printed name)

Its:	/s/ Senior Vice President, Secretary and General Counsel

(Title)

I have read the foregoing Agreement and I accept and agree to the provisions it contains and hereby execute it voluntarily with full understanding of its consequences.

EXECUTED as of the Agreement Date.

/s/ WALTER R. YOUNG Walter R. Young